Choice



A Choice for all Seasons

Choice Focus Fund
Choice Long-Short Fund
Choice Market Neutral Fund

Annual Report – October 31, 2004

Choice Funds

Annual Report
October 31, 2004

Table of Contents

PERSPECTIVES FROM PATRICK ADAMS

The Choice Focus, Long-Short and Market Neutral fund were down for the fiscal year ending October 31, 2004. This compares to the S&P 500 Index which was up 9.42%[1] and the Vanguard Total Bond Market Index up 3.43%.[2]

The market endured a transition for most of 2004, as investors digested the gains made in 2003 and concentrated on the slow down in earnings growth. In the fastest growing areas of the economy where investors monitor the direction of growth, the market was particularly hit hard. The Philadelphia Semiconductor Index (SOX) was hit with a 37.2% decline from its peak in January of 2004 to its trough in September of 2004[3]. This decline was reflected in the Focus Fund which generally has a portion of the portfolio invested in technology and semiconductors.

Investors are focused on growth as demand for personal computers and wireless handsets accelerates going into the holiday season and 2005. In a stronger economic growth environment we are well positioned for a pickup in the market.

In the Choice Focus Fund we generally own 20-30 core positions. For this fund we look for great companies that we believe can become big investments. We look for companies we believe have strong long-term earnings growth potential, strong or improving fundamentals and reasonable valuations.[4]

The Long-Short and the Market Neutral Funds are less correlated with the market and consequently offer a *choice* in different markets. Our ability to short securities (borrowing stocks and selling them in hopes that the security declines where by the investors makes money) in these funds enable us to look for securities that are over-valued, have declining fundamentals, or would be impacted by a decline in economic growth.

The Long-Short Fund will actively manage market exposure. We will look for opportunities for market appreciation while hedging undue market risk. The Long-Short Fund is very specialized, and designed for only the most sophisticated and risk-tolerant investors. In pursuing its goals, the Fund's risk of losses is significant. The techniques used in managing its non-diversified portfolio are highly sophisticated and intensive and the fees to be charged for such management are commensurately high; higher in fact than those charged to manage most other mutual funds.[5]

---

[1] The performance data represents past performance and does not guarantee future results. The S&P 500 Index is an unmanaged index generally representative of the U.S. Stock Market. Performance numbers are for the period from November 1, 2003 through October 31, 2004 and reflect reinvestment of dividends and other distributions. You cannot invest directly in an index. The Funds will deduct a 2.00% short-term trading fee from the redemption amount for shares held less than 90 days.

[2]The Vanguard Total Bond Market Index is an index comprised of intermediate-term bonds . Performance numbers reflect reinvestment of dividends and other distributions. You cannot invest directly in an index. The performance data represents past performance and does not guarantee future results.

[3]The Philadelphia Semiconductor Index is an unmanaged, price-weighted index comprised of companies that are involved in the design, distribution, manufacturing and sale of semiconductors. Performance numbers reflect reinvestment of dividends and other distributions. You cannot invest directly in an index.

[4]The Focus Fund is non-diversified and therefore more exposed to individual stock volatility and market pressure than a fully diversified fund.

[5]To attempt to achieve its investment goal, the Fund may use derivatives strategies and other leveraging techniques speculatively. These strategies subject the Fund to greater risks, and its performance may be more volatile than other funds. The Fund may be required to pay a premium to sell a security short. In addition, there is no guarantee that the price of a shorted stock will fall. This Fund is not a complete investment program and investors should consider the Fund for that portion of their investments allocated to higher risk, more aggressive investments. There is no guarantee that the Fund will achieve its stated investment objective.

PERSPECTIVES FROM PATRICK ADAMS

We were disappointed in our performance of the Long-Short and Market Neutral Funds due to several reasons: shorts moving up faster than our longs, a low volatility environment, and the performance of some of our long positions. We will discuss each issue below.

Our short positions had more volatility we believe due to the persistence of momentum investors carrying the value of some of our short positions to ever higher valuations. While we believe that the momentum will cease to continue at some point, we can not determine when that point will be in the future. As the market enters 2005, we believe there are very attractive opportunities on the short side of the market.

Throughout most of the year, the market was impacted by low volatility. The market started with generally lower volatility and continued to decline for most of the year. The Chicago Board of Trade Volatility Index 200[6] day moving average began the year at 21 and declined to 16 by October 31, 2004. The lower volatility impacted our pairs trading strategy. Pair trades consist of buying one stock and selling short a similar company in a similar industry. When volatility is low, the dispersion between high valued stocks we like to short and lower value stocks we like to buy long declines, giving us a lower probability of arbitraging (capturing the difference in value between two assets) the difference in two investments. We do not believe we are in a protracted period of low volatility.

Some of our long positions performed poorly and in particular some of our small capitalization securities. We have made an effort to reduce our exposure to small cap in favor of higher dividend paying high quality stocks.

We continue to manage the Market Neutral Fund with the goal of positive returns on a consistent basis while limiting the volatility and correlation to the overall market. Our strategy remains to combine our core fundamental research with our quantitative analysis to determine which pair trades present an attractive opportunity. In this low interest rate environment we are also searching for income producing investments for our core long investments that will complement our pairs trading strategy in the Market Neutral Fund through 2005. That way if volatility remains low, we believe a more stable component of income producing investments in this market environment is required.[7]

A couple of examples of the pairs we traded are Maxim Integrated Products (long) and Linear Technology (short), Cisco Systems (long) and F5 Networks (short). We usually buy what we consider high quality or inexpensive stocks and short low quality or expensive stocks. Our goal is to make money on the pair trade regardless of which way the market is moving.

Sincerely,

Patrick Adams

Patrick Adams, CFA

---

[6]The CBOE Volatility Index is calculated by taking a weighted average of the implied volatility from eight calls and puts on the S&P 100 Index and measures the volatility of the US equity markets. You cannot invest directly in an index.

[7]The Market Neutral Fund is also very specialized and designed for only the most sophisticated and risk-tolerant investors. In pursuing its goals, like the Long-Short Fund, this Fund's risk of losses is significant. The techniques used in managing its non-diversified portfolio are highly sophisticated and intensive and the fees to be charged for such management are commensurately higher than those charged to manage most other mutual funds.

CHOICE FOCUS FUND

INVESTMENT RETURNS TABLE*

	One Year Ended		Average Annual Since Inception	
	9-30-04	10-31-04	9-30-04	10-31-04
Choice Focus Class A (inception date 11-1-99)				
Fund With Sales Load Effect	-10.29%	-12.40%	-16.79%	-16.37%
Fund Without Sales Load Effect	-5.11%	-7.31%	-15.83%	-15.42%
Choice Focus Class C (inception date 3-2-04)				
Fund With Sales Load Effect	NA	NA	-17.27%+	-16.50%+
Fund Without Sales Load Effect	NA	NA	-16.44%+	-15.65%+
S&P 500® Stock Index (inception date 11-1-99)	13.87%	9.42%	-2.55%	-2.22%

Performance is historical and does not represent future results, current performance may be higher or lower than performance data quoted. Investment returns and principal will fluctuate so that shares, when redeemed, may be worth more or less than their original investment. For Class A shares, total return figures include an upfront maximum applicable sales charge of 5.50%. Class C shareholders are subject to a contingent deferred sales charge of 1% (as a percentage of original purchase price or redemption proceeds, whichever is lower) on shares sold within one year of purchase. A Fund's performance, especially for very short periods of time, should not be the sole factor in making your investment decisions. Fund prices change daily and performance may change significantly during periods of market volatility. Visit our website at www.choicefunds.net for current fund performance information. The Fund is non-diversified; therefore, it is more exposed to individual stock volatility and market pressure than funds investing in a larger number of securities. The Fund has invested a substantial portion of its assets in technology-related companies, and thus is more susceptible to any economic, business or other developments that generally affect those types of companies.

+ Not annualized

GROWTH OF AN ASSUMED $10,000 INVESTMENT*

From 11-1-99 to 10-31-04


$15,000
$14,000
$13,000
$12,000
$11,000
$10,000
$9,000
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$8,998
$4,328
$4,091
11/1/99
1/31/00
4/30/00
7/31/00
10/31/00
1/31/01
4/30/01
7/31/01
10/31/01
1/31/02
4/30/02
7/31/02
10/31/02
1/31/03
4/30/03
7/31/03
10/31/03
1/31/04
4/30/04
7/31/04
10/31/04
Choice Focus Fund - Class A With Sales Load
Choice Focus Fund - Class A Without Sales Load
S&P 500 Stock Index

This chart assumes an initial investment of $10,000 made on 11-1-99. Total return is based on net change in N.A.V. assuming reinvestment of distributions. Returns shown on this page include the reinvestment of all dividends and other distributions. Performance figures reflect fee waivers in effect, represent past performance, which is no guarantee of future results, and will fluctuate. In the absence of fee waivers, total return as reflected in the graph for the months of November, 1999 through September, 2000 would be reduced.

It is not possible to make a direct investment in the S&P 500® Stock Index.

*The Investment Returns Table and graph do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

CHOICE FOCUS FUND

Objective

The Choice Focus Fund seeks capital appreciation by investing primarily in 20-30 securities of companies that the portfolio manager believes have superior potential for earnings growth.

Strategy

The portfolio manager looks for reasonably priced securities of companies that occupy a dominant position in a market due to size, products or services, and whose growth potential is not yet fully reflected in the company's stock price.

INVESTMENT RETURNS TABLE*				
	One Year Ended		Average Annual Since Inception	
	9-30-04	10-31-04	9-30-04	10-31-04
Choice Long-Short Class A (inception date 2-1-01)				
Fund With Sales Load Effect	-22.67%	-22.94%	-14.08%	-13.75%
Fund Without Sales Load Effect	-18.19%	-18.50%	-12.75%	-12.44%
Choice Long-Short Class C (inception date 2-1-01)				
Fund With Sales Load Effect	-19.78%	-20.01%	-14.48%	-14.18%
Fund Without Sales Load Effect	-18.97%	-19.20%	-14.48%	-14.18%
S&P 500® Stock Index (inception date 2-1-01)	13.87%	9.42%	-4.00%	-3.52%

Performance is historical and does not represent future results, current performance maybe higher or lower than performance data quoted. Investment returns and principal will fluctuate so that shares, when redeemed, may be worth more or less than their original investment. For Class A shares, total return figures include an upfront maximum applicable sales charge of 5.50%. Class C shareholders are subject to a contingent deferred sales charge of 1% (as a percentage of original purchase price or redemption proceeds, whichever is lower) on shares sold within one year of purchase. The Fund's performance, especially for very short periods of time, should not be the sole factor in making your investment decisions. Fund prices change daily and performance may change significantly during periods of market volatility. Visit our website at www.choicefunds.net for current fund performance information. The Fund is non-diversified; therefore, it is more exposed to individual stock volatility and market pressure than funds investing in a larger number of securities. The Fund has invested a substantial portion of its assets in technology-related companies, and thus is more susceptible to any economic, business or other developments that generally affect those types of companies.

GROWTH OF AN ASSUMED $10,000 INVESTMENT*

From 2-1-01 to 10-31-04



This chart assumes an initial investment of $10,000 made on 2-1-01. Total return is based on net change in N.A.V. assuming reinvestment of distributions. Returns shown on this page include the reinvestment of all dividends and other distributions. Performance figures represent past performance, which is no guarantee of future results, and will fluctuate.

It is not possible to make a direct investment in the S&P 500® Stock Index.

*The Investment Returns Table and graph do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

CHOICE LONG-SHORT FUND

Objective

The Fund's investment objective is to seek long-term growth of capital through all market conditions.

Strategy

The Fund will invest primarily in a non-diversified portfolio of common stocks of companies of all sizes that have been analyzed intensely by the portfolio manager. The Fund will use various strategies, such as buying long and short sales.

CHOICE MARKET NEUTRAL FUND

INVESTMENT RETURNS TABLE*				
	One Year Ended		Average Annual Since Inception	
	9-30-04	10-31-04	9-30-04	10-31-04
Choice Market Neutral Class A (inception date 3-31-03)				
Fund With Sales Load Effect	-21.85%	-23.08%	-12.28%	-13.34%
Fund Without Sales Load Effect	-17.32%	-18.63%	-8.93%	-10.21%
Choice Market Neutral Class C (inception date 3-31-03)				
Fund With Sales Load Effect	-19.06%	-20.40%	-9.84%	-11.15%
Fund Without Sales Load Effect	-18.24%	-19.59%	-9.84%	-11.15%
S&P 500® Stock Index (inception date 3-31-03)	13.87%	9.42%	20.57%	20.51%

Performance is historical and does not represent future results, current performance maybe higher or lower than performance data quoted. Investment returns and principal will fluctuate so that shares, when redeemed, may be worth more or less than their original investment. For Class A shares, total return figures include an upfront maximum applicable sales charge of 5.50%. Class C shareholders are subject to a contingent deferred sales charge of 1% (as a percentage of original purchase price or redemption proceeds, whichever is lower) on shares sold within one year of purchase. The Fund's performance, especially for very short periods of time, should not be the sole factor in making your investment decisions. Fund prices change daily and performance may change significantly during periods of market volatility. Visit our website at www.choicefunds.net for current fund performance information. The Fund is non-diversified; therefore, it is more exposed to individual stock volatility and market pressure than funds investing in a larger number of securities.

GROWTH OF AN ASSUMED $10,000 INVESTMENT*



From 3-31-03 to 10-31-04

This chart assumes an initial investment of $10,000 made on 3-31-03. Total return is based on net change in N.A.V. assuming reinvestment of distributions. Returns shown on this page include the reinvestment of all dividends and other distributions. Performance figures represent past performance, which is no guarantee of future results, and will fluctuate.

It is not possible to make a direct investment in the S&P 500® Stock Index.

*The Investment Returns Table and graph do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

CHOICE MARKET NEUTRAL FUND

Objective

The Fund seeks to produce positive returns while remaining market neutral by investing actively long and short in a portfolio of equity securities. "Remaining market neutral" means that a Fund will generally maintain a balance of long and short positions. The Fund has a secondary goal of preservation of capital.

Strategy

The Portfolio Manager will use pair trading to attempt to capture the "alpha" and minimize the market and sector risks. He will also attempt to preserve capital and enhance returns by utilizing an aggressive risk management and trading process. (See the prospectus for additional information).

CHOICE TOP TEN INDUSTRIES AND INVESTMENTS

Focus Fund

Top Ten Industries as of October 31, 2004	% of Net Assets	Top Ten Holdings as of October 31, 2004	% of Net Assets
Short-Term Investments	49.6	Cisco Systems, Inc.	5.8
Telecommunications-Equipment	13.2	3Com Corp.	4.2
Pharmaceuticals	7.7	SPDR Trust Series I	4.1
Computers-Software	6.0	Eli Lilly & Co.	3.7
Retail-Department / Discount	5.3	J.C Penney Company, Inc.	3.4
Electronic-Semiconductor Manufact.	4.9	Pfizer, Inc.	2.9
Beverages	4.7	U.S. Bancorp	2.8
Index Tracking Stocks	4.1	Microsoft Corp.	2.5
Medical-Biotechnology	3.1	PepsiCo, Inc.	2.4
Retail-Home Specialty	2.8	Coca-Cola Co.	2.3

Long-Short Fund

Top Ten Industries as of October 31, 2004	% of Net Assets	Top Ten Holdings as of October 31, 2004	% of Net Assets
Short-Term Investments	55.0	iShares Russell 2000	5.8
Index Tracking Stocks	14.9	SPDR Mid Cap Trust Series I	2.6
Oil/Gas Producers & Services	5.9	Software HOLDRs Trust DR	1.8
Electronics-Semiconductors Manufact.	5.6	iShares MSCI EAFE Index	1.7
Banking	3.4	iShares MSCI Emerging Markets Index	1.6
Computers-Software	2.7	Omnicom Group, Inc.	1.3
Personal/Professional Services	1.9	Cooper Companies, Inc.	1.2
Insurance	1.7	Cree, Inc.	1.0
Advertising	1.2	Teradyne, Inc.	1.0
Medical-Biotechnology	1.2	Advanced Micro Devices, Inc.	0.9

Market Neutral Fund

Top Ten Industries as of October 31, 2004	% of Net Assets	Top Ten Holdings as of October 31, 2004	% of Net Assets
Short-Term Investments	37.6	SPDR Trust Series I	3.7
Electronics-Semiconductor Manufact.	7.7	Morgan Stanley	3.6
Retail-Home/Speciality	7.4	PepsiCo, Inc.	3.3
Telecommunications-Equipment	7.2	J.C. Penney Company, Inc.	2.8
Index Tracking Stocks	6.0	SonicWALL, Inc.	2.1
Diversified Financial Services	5.7	Cisco Systems, Inc.	1.9
Medical-Biotechnology	5.7	3Com Corp.	1.8
Retail-Department/Discount	5.3	Microsoft Corp.	1.7
Computers-Software	3.6	Eli Lilly & Co.	1.6
Beverages	3.3	Motorola, Inc.	1.5

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares			Value
	COMMON STOCKS	**59.9%**	
	Banking	2.8%	
4,300	U.S. Bancorp		$ 123,023
	Beverages	4.7%	
2,500	Coca-Cola Co.		101,650
2,100	PepsiCo, Inc.		104,118
			205,768
	Computers-Software	6.0%	
13,300	Maxtor Corp. *		39,368
4,000	Microsoft Corp.		111,960
2,700	Seagate Technology		34,128
146,732	Validian Corp.*		80,703
27,778	Validian Corp., Warrants 3/8/2009*		-
			266,159
	Electronics-Semiconductor Manufacturing	4.9%	
5,900	Applied Materials, Inc.*		94,990
4,400	Flextronics International Ltd.*		53,020
2,500	Integrated Device Technology, Inc.*		29,550
13,900	Vitesse Semiconductor Corp.*		37,808
			215,368
	Index Tracking Stocks	4.1%	
1,600	SPDR Trust Series I		181,120
	Insurance	2.2%	
1,600	American International Group, Inc.		97,136
	Medical-Biotechnology	3.1%	
106,200	GlycoGenesys, Inc. *		42,480
8,000	La Jolla Pharmaceutical Co. *		9,040
2,000	Stryker Corp.		86,180
			137,700
	Personal & Household Products	2.0%	
2,100	Gillette Co.		87,108

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares				Value	
	Pharmaceuticals	7.7%			
2,000	Bristol-Myers Squibb Co.			$	46,860
3,000	Eli Lilly & Co.				164,730
4,400	Pfizer, Inc.				127,380
					338,970
	Retail-Apparel / Shoes	1.1%			
2,500	Gap, Inc.				49,950
	Retail-Department / Discount	5.3%			
4,500	Dollar General Corp.				86,625
4,300	J. C. Penney Company, Inc.				148,737
					235,362
	Retail-Home Specialty	2.8%			
1,500	Kohls Corp.*				76,140
2,000	Linens 'n Things, Inc. *				48,160
					124,300
	Telecommunications-Equipment	13.2%			
44,600	3Com Corp. *				184,644
13,400	Cisco Systems, Inc.*				257,414
3,600	Motorola, Inc.				62,136
16,400	SonicWALL, Inc.*				82,000
					586,194
	Total Common Stocks (Cost $2,726,137)				**2,648,158**
Principal/Shares					
	SHORT-TERM INVESTMENTS	**49.6%**			
203,595	UMB Bank Money Market Fiduciary,				
	Variable Rate Demand Deposit, 1.66% **				203,595
2,000,000	U.S. Treasury Bill, 1.75%, 1/13/2005				1,993,032
	Total Short-Term Investments (Cost $2,196,627)				**2,196,627**
	TOTAL INVESTMENTS (Cost $4,922,764)	**109.5%**		$	**4,844,785**
	Liabilities less Other Assets	-9.5%			(419,978)
	NET ASSETS	**100.0%**		$	**4,424,807**

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Contracts		Unrealized Gain
	FUTURES CONTRACT PURCHASED	
4	S&P 500 Futures Contracts maturing	
	Dec 2004 (Underlying Face Amount at	
	Value $1,130,300)	$ 11,750

* Non-income producing securities.

** Variable rate security; the coupon rate shown represents the rate at October 31, 2004.

SPDR - Standard & Poor's Depositary Receipts

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares			Value
	COMMON STOCKS	**48.2%**	
	Advertising	1.2%	
1,400	Omnicom Group, Inc.		$ 110,460
	Banking	3.4%	
1,700	Bank of America Corp.		76,143
1,800	Barclays PLC		71,028
1,800	Doral Financial Corp.		75,564
2,700	Wilshire Bancorp, Inc.*		75,141
			297,876
	Basic Materials	0.9%	
8,300	AK Steel Holding Corp.*		79,099
	Casino Services	0.9%	
2,300	International Game Technology, Inc.		75,992
	Computers-Software	2.7%	
1,200	CACI International, Inc. *		73,164
8,220	Imageware Systems, Inc., Warrants 6/10/2009 *		-
1,200	Infosys Technologies Limited-ADR		79,800
3,000	Storage Technology Corp. *		81,060
88,889	Validian Corp., Warrants 3/8/2009 *		-
			234,024
	Construction	0.9%	
1,000	M.D.C. Holdings, Inc.		76,750
	Education / Schools	0.9%	
2,100	ITT Educational Services, Inc. *		79,821
	Electronics-Semiconductor Manufacturing	5.6%	
4,900	Advanced Micro Devices, Inc. *		82,418
2,600	Cree, Inc. *		89,726
1,700	Kla-Tencor Corp.*		77,401
5,000	Microsemi Corp. *		77,700
4,700	National Semiconductor Corp.		78,490
5,200	Teradyne, Inc. *		86,112
			491,847
	Entertainment	0.9%	
4,000	Regal Entertainment Group		79,640

CHOICE LONG-SHORT FUND

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares			Value
	Index Tracking Stocks	14.9%	
700	Internet HOLDRs Trust Depositary Receipts*		$ 43,246
1,000	iShares MSCI EAFE Index		146,350
800	iShares MSCI Emerging Markets Index		141,928
4,400	iShares Russell 2000		511,236
2,300	Semiconductor HOLDRs Trust Depositary Receipts		74,290
4,200	Software HOLDRs Trust Depositary Receipts		158,550
2,100	SPDR Mid Cap Trust Series I		231,420
			1,307,020
	Insurance	1.7%	
2,500	American Financial Group, Inc.		74,000
1,000	Everest Re Group, Ltd.		79,370
			153,370
	Medical-Biotechnology	1.2%	
1,500	Cooper Companies, Inc.		105,525
25,778	GlycoGenesys, Inc., Warrants 8/13/2008*		-
			105,525
	Oil / Gas Producers & Services	5.9%	
1,100	Anadarko Petroleum Corp.		74,195
900	ConocoPhillips		75,879
8,100	Daugherty Resources, Inc., Warrants 1/13/2008 *		-
650	Eni SpA.-ADR		74,380
20,000	Galaxy Energy Corp., Warrants 1/2008 *		-
2,100	Offshore Logistics		75,936
1,400	PetroChina Company Limited		73,668
1,800	Stone Energy Corp. *		74,106
2,500	Western Gas Resources, Inc.		73,225
			521,389
	Personal / Professional Services	1.9%	
2,700	Pre-Paid Legal Services, Inc. *		75,303
1,900	Resources Connection, Inc. *		79,762
			155,065
	Recreation	0.9%	
1,300	Harley Davidson, Inc.		74,841
	Retail Apparel / Shoes	0.9%	
3,000	Ross Stores, Inc.		78,810

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares			Value
	Retail-Grocery	0.9%	
2,500	Sysco Corp.		$ 80,675
	Retail-Home / Specialty	0.8%	
1,800	Home Depot, Inc.		73,944
	U.S. Governments / Agencies	0.8%	
1,100	Federal Home Loan Mortgage Corp.		73,260
	Utilities	0.9%	
1,800	National Grid Transco-ADR		79,380
	Total Common Stocks (Cost $4,078,698)		**4,228,788**

Principal/Shares			
	SHORT-TERM INVESTMENTS	**55.0%**	
3,134,835	UMB Bank Money Market Fiduciary,		
	Variable Rate Demand Deposit, 1.66% **		3,134,835
1,700,000	U.S. Treasury Bill, 1.75%, 01/13/05 #		1,694,077
	Total Short-Term Investments (Cost $4,828,912)		**4,828,912**
	TOTAL INVESTMENTS (Cost $8,907,610)	**103.2%**	$ **9,057,700**
	Liabilities less Other Assets	-3.2%	(277,788)
	NET ASSETS	**100.0%**	$ **8,779,912**

Number of Contracts			Unrealized Loss
	FUTURES CONTRACT SOLD SHORT		
4	S&P 500 Futures Contracts maturing		
	Dec 2004 (Underlying Face Amount at		
	Value $1,130,300)		$ (3,300)

* Non-income producing securities.

** Variable rate security; the coupon rate shown represents the rate at October 31, 2004.

Portion of security is pledged as collateral for futures contract.

ADR - American Depositary Receipts.

MSCI - Morgan Stanley Capital International

SPDR - Standard & Poor's Depositary Receipts

See notes to financial statements.

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares			Value
	COMMON STOCKS	**71.0%**	
	Automotive	2.6%	
600	Gentex Corp.		$ 19,806
300	Johnson Controls, Inc.		17,205
500	Navistar International Corp.		17,275
			54,286
	Beverages	3.3%	
1,400	PepsiCo, Inc.		69,412
	Business Services	1.6%	
800	ARAMARK Corp.		18,040
800	Cendant Corp.		16,472
			34,512
	Computer Services	2.3%	
700	GTECH Holdings Corp.		16,569
700	IMS Health, Inc.		14,826
1,400	Seagate Technology		17,696
			49,091
	Computers-Software	3.6%	
6,027	Imageware Systems, Inc., Warrants 6/10/2009 *		-
1,300	Microsoft Corp.		36,387
1,900	Veritas DGC Inc.		40,090
			76,477
	Construction Services	0.8%	
400	Lennar Corp.		17,992
	Diversified Financial Services	5.7%	
300	Citigroup Inc.		13,311
1,500	Morgan Stanley		76,635
1,100	U.S. Bancorp		31,471
			121,417

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares				Value
	Electronics-Semiconductor Manufacturing	7.7%		
1,000	Applied Materials, Inc. *		$	16,100
1,200	Broadcom Corp. *			32,460
2,300	Flextronics International Ltd. *			27,715
1,300	Integrated Device Technology, Inc. *			15,366
7,100	Maxtor Corp. *			21,016
1,200	Novellus Systems, Inc. *			31,092
7,400	Vitesse Semiconductor Corp. *			20,128
				163,877
	Food Processing	0.9%		
500	H.J. Heinz Co.			18,175
	Forestry	0.6%		
200	Weyerhaeuser Co.			12,528
	Index Tracking Stocks	6.0%		
200	iShares NASDAQ Biotech Index*			13,614
700	SPDR Trust Series I			79,240
600	SPDR Health Care Select Sector			16,890
600	SPDR Financial Select Sector			17,166
				126,910
	Insurance	1.4%		
500	American International Group, Inc.			30,355
	Manufacturing	0.8%		
500	Honeywell International, Inc.			16,840
	Medical-Biotechnology	5.7%		
200	Bausch & Lomb Inc.			12,192
500	Boston Scientific Corp. *			17,650
300	C. R. Bard, Inc.			17,040
600	Eli Lilly & Co.			32,946
75,411	GlycoGenesys, Inc. *			30,164
16,111	GlycoGenesys, Inc., Warrants 8/13/2008 *			-
11,568	Large Scale Biology Corp.*			10,990
9,367	Large Scale Biology Corp., Warrants 5/5/2009 *			-
				120,982

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares			Value
	Metal / Mining	0.8%	
500	Inco Ltd.*		$ 17,700
	Oil & Gas Producers & Services	0.0%	
5,700	Daugherty Resources, Inc., Warrants 1/13/2008 *		-
17,000	Galaxy Energy Corp., Warrants 1/2008 *		-
			-
	Paper / Paper Products	0.8%	
300	Kimberly-Clark Corp.		17,901
	Personal & Household Products	1.0%	
300	Avon Products, Inc.		11,865
200	Procter & Gamble Co.		10,236
			22,101
	Pharmaceuticals	0.7%	
500	Pfizer, Inc.		14,475
	Recreation	0.3%	
100	Harley Davidson, Inc.		5,757
	Restaurants	1.1%	
600	Applebee's International, Inc.		13,722
400	Ruby Tuesday, Inc.		9,880
			23,602
	Retail-Apparel / Shoes	0.9%	
700	Claires Stores, Inc.		18,214
	Retail-Department / Discount	5.3%	
1,000	Dollar General Corp.		19,250
1,700	J. C. Penney Company, Inc.		58,803
400	Sears, Roebuck and Co.		14,000
400	Wal-Mart Stores, Inc.		21,568
			113,621
	Retail-Drug / Pharmacy	0.7%	
500	Caremark Rx, Inc. *		14,985

See notes to financial statements.

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares			Value
	Retail-Grocery	0.8%	
200	Whole Foods Market, Inc.		$ 16,286
	Retail-Home / Specialty	7.4%	
300	Amazon.com, Inc.*		10,239
500	Barnes & Noble, Inc. *		16,635
1,700	Lowe's Companies, Inc.		95,676
400	The Sherwin-Williams Co.		17,088
600	Staples, Inc.		17,844
			157,482
	Telecommunications-Equipment	7.2%	
9,000	3Com Corp. *		37,260
2,100	Cisco Systems, Inc.*		40,341
1,900	Motorola, Inc.		32,794
8,700	SonicWALL, Inc.*		43,500
			153,895
	U.S. Governments / Agencies	1.0%	
300	Fannie Mae		21,045
	Total Common Stocks (Cost $1,528,344)		**1,509,918**

Principal/Shares	SHORT-TERM INVESTMENTS	37.6%	
398,809	UMB Bank Money Market Fiduciary, Variable Rate Demand Deposit, 1.66% **		398,809
400,000	U.S. Treasury Note, 2.00%, 11/30/2004		400,016
	Total Short-Term Investments (Cost $799,009)		**798,825**
	TOTAL INVESTMENTS (Cost $2,327,353)	108.6%	$ **2,308,743**
	Liabilities less Other Assets	-8.6%	(183,687)
	NET ASSETS	**100.0%**	$ **2,125,056**

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares		Value
	SECURITIES SOLD SHORT	
1,300	Abbott Laboratories	$ 55,419
1,100	Adobe Systems Inc.	61,633
4,500	Advanced Micro Devices, Inc. *	75,690
300	Alcan, Inc.	13,896
1,400	Alcatel-ADR*	20,454
800	Altera Corp. *	18,184
600	Aztar Corp. *	18,570
800	BMC Software, Inc.*	15,136
400	Bunge Ltd.	19,092
200	Caterpillar, Inc.	16,108
400	Chico's FAS, Inc. *	16,012
300	Coach, Inc. *	13,989
1,200	Cypress Semiconductor Corp.*	12,636
1,400	E*TRADE Financial Corp.	18,060
700	Elan Corp. PLC-ADR	18,060
400	The Estee Lauder Companies Inc.	17,180
1,200	Foundry Networks, Inc. *	14,556
300	Franklin Resources, Inc.	18,186
1,100	The Goldman Sachs Group, Inc.	108,218
400	The Home Depot, Inc.	16,432
300	Kellogg Co.	12,900
300	Laboratory Corporation of America Holdings *	13,740
2,600	Lam Research Corp.*	67,678
900	Limited Brands, Inc.	22,302
2,000	Lowe's Companies, Inc.	112,560
300	Marvell Technology Group Ltd. *	8,571
500	McAfee, Inc.*	12,100
600	McDonald's Co.	17,490
500	Monsanto Co.	21,375
400	O'Reilly Automotive, Inc. *	17,224
200	Parker Hannifin Corp.	14,126
300	Polaris Industries Inc.	17,805
800	Polycom, Inc. *	16,520
300	Royal Caribbean Cruises Ltd.	13,980
800	SPDR Technology Select Sector	15,968
700	Salesforce.com, Inc.*	14,224
600	Semiconductor HOLDRs Trust Depositary Receipts	19,380
800	Shuffle Master, Inc. *	33,672
500	Software HOLDRs Trust Depositary Receipts	18,875

SCHEDULE OF INVESTMENTS

October 31, 2004

Number of Shares		Value
	SECURITIES SOLD SHORT (continued)	
1,000	Sonic Corp.	27,230
2,300	Starbucks Corp.	121,624
800	Target Corp.	40,016
2,300	Urban Outfitters, Inc. *	94,300
2,100	Veritas DGC Inc.*	44,310
700	Walt Disney Co.	17,654
300	Whirlpool Corp.	17,625
500	XM Satellite Radio Holdings Inc. *	16,160
200	Yahoo! Inc. *	7,238
400	Yum! Brands, Inc.	17,400
200	Zions Bancorporation	13,235
	TOTAL SECURITIES SOLD SHORT	
	(proceeds $1,388,270)	$ 1,454,793

* Non-income producing securities.

** Variable rate security; the coupon rate shown represents the rate at October 31, 2004.

SPDR - Standard & Poor's Depositary Receipts

STATEMENTS OF ASSETS AND LIABILITIES
October 31, 2004

	Focus Fund	Long-Short Fund	Market Neutral Fund
ASSETS			
Investments in securities, at value			
(Cost $4,922,764, $8,907,610, and $2,327,353)	$ 4,844,785	$ 9,057,700	$ 2,308,743
Receivable for Fund shares sold	-	-	245
Deposit at broker	96,000	74,925	1,255,583
Receivable for investments sold	592,944	-	567,977
Due from broker - variation margin	3,180	-	128
Dividends and interest receivable	1,197	1,165	3,863
Due from adviser	18,937	-	30,487
Prepaid expenses and other assets	26,453	28,714	25,589
Total Assets	5,583,496	9,162,504	4,192,615
LIABILITIES			
Securitites sold short, at value			
(proceeds of $0, $0, and $1,388,270)	-	-	1,454,793
Payable for investments purchased	1,121,899	330,339	435,165
Due to broker - variation margin	-	2,700	-
Fund shares repurchased	12,328	-	148,364
Accrued distribution fee	-	15,180	4,422
Accrued investment advisory fee	-	1,158	-
Accrued expenses and other liabilities	24,462	33,215	24,815
Total Liabilities	1,158,689	382,592	2,067,559
NET ASSETS	**$ 4,424,807**	**$ 8,779,912**	**$ 2,125,056**
NET ASSETS CONSIST OF			
Paid in capital	$ 32,256,519	$ 22,974,264	$ 3,047,757
Accumulated net realized loss on investments,			
securities sold short, options, and futures contracts	(27,765,483)	(14,341,142)	(837,568)
Net unrealized appreciation (depreciation) on investments	(66,229)	146,790	(85,133)
NET ASSETS	**$ 4,424,807**	**$ 8,779,912**	**$ 2,125,056**
CLASS A SHARES			
Net assets	$ 4,424,796	$ 8,558,570	$ 1,130,592
Shares outstanding (no par value, unlimited shares authorized)	1,025,458	1,408,493	134,199
Net Asset Value Per Share (Net Assets/Shares Outstanding)	**$ 4.31**	**$ 6.08**	**$ 8.43**
Maximum Offering Price Per Share (Net Asset Value Plus			
5.82% of Net Asset Value or 5.50% of Offering Price)	**$ 4.56**	**$ 6.43**	**$ 8.92**
CLASS C SHARES			
Net assets	$ 11	$ 221,342	$ 994,464
Shares outstanding (no par value, unlimited shares authorized)	3	39,217	119,947
Net Asset Value and Offering Price Per Share			
(Net Assets/Shares Outstanding)	**$ 4.31**	**$ 5.64**	**$ 8.29**
Net Asset Value Per Share after Maximum Contigent			
Deferred Sales Charge	**$ 4.27**	**$ 5.58**	**$ 8.21**

STATEMENTS OF OPERATIONS
For the Year Ended October 31, 2004

	Focus Fund	Long-Short Fund	Market Neutral Fund
INVESTMENT INCOME			
Dividends	$ 17,137	$ 26,059	$ 16,548
Interest	12,259	36,316	45,221
Less: Foreign withholding taxes	(274)	(397)	(335)
Total Investment Income	29,122	61,978	61,434
EXPENSES			
Investment advisory fees	53,630	234,214	132,291
Distribution fees - Class A	13,407	30,870	20,778
Distribution fees - Class C	-	5,484	20,811
Fund administration and accounting fees	48,053	50,378	48,818
Transfer agent fees and expenses	24,152	29,426	29,228
State registration fees	22,972	44,847	32,998
Professional fees	22,352	35,187	32,737
Custody fees	11,287	19,168	19,624
Reports to shareholders	9,938	11,322	14,437
Insurance expense	4,480	9,433	7,112
Trustees' fees and related expenses	1,275	5,835	5,893
Other	2,920	5,339	4,733
Total expenses before dividends on short sales	214,466	481,503	369,460
Dividends on short positions	-	6,564	22,078
Total expenses	214,466	488,067	391,538
Less:			
Fees waived and reimbursed	(80,226)	(76,588)	(74,230)
Expenses paid indirectly	(15,146)	-	(56)
Net Expenses	119,094	411,479	317,252
Net Investment Loss	**(89,972)**	**(349,501)**	**(255,818)**
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS			
Net realized gain (loss) on:			
Investment securities	(106,789)	(94,284)	(256,932)
Short positions	-	(581,416)	(455,300)
Options purchased	-	10,194	-
Futures contracts	32,167	(56,159)	(587)
Net change in unrealized appreciation (depreciation) on investments, securities sold short and futures contracts	(261,586)	(233,879)	(408,460)
Net Realized and Unrealized Loss on Investments	**(336,208)**	**(955,544)**	**(1,121,279)**
Net Decrease in Net Assets Resulting from Operations	$ **(426,180)**	$ **(1,305,045)**	$ **(1,377,097)**

CHOICE FOCUS FUND

STATEMENTS OF CHANGES IN NET ASSETS

	For the Year Ended October 31, 2004	For the Year Ended October 31, 2003
OPERATIONS		
Net investment loss	$ (89,972)	$ (175,169)
Net realized gain (loss) on:		
Investment securities	(106,789)	1,493,837
Futures contracts	32,167	29,430
Net change in unrealized appreciation (depreciation) on investments and futures contracts	(261,586)	581,023
Net increase (decrease) in net assets resulting from operations	(426,180)	1,929,121
CAPITAL SHARE TRANSACTIONS		
Shares sold:		
Class A shares	3,997,168	11,913,415
Class C shares	12	-
Shares redeemed:		
Class A shares	(3,266,638)	(12,308,094)
Class C shares	-	-
Net increase (decrease) in net assets from capital share transactions	730,542	(394,679)
Total Increase in Net Assets	**304,362**	**1,534,442**
NET ASSETS		
Beginning of Year	4,120,445	2,586,003
End of Year*	$ **4,424,807**	$ **4,120,445**
* Includes accumulated undistributed net investment income (loss) of:	$ -	$ -
CAPITAL SHARE TRANSACTIONS		
Class A shares:		
Shares sold	829,301	2,933,668
Shares redeemed	(690,518)	(2,862,802)
Net increase	138,783	70,866
Class C shares (commenced operations on March 2, 2004):		
Shares sold	3	-
Shares redeemed	-	-
Net increase	3	-

CHOICE LONG-SHORT FUND

STATEMENTS OF CHANGES IN NET ASSETS

	For the Year Ended October 31, 2004	For the Year Ended October 31, 2003
OPERATIONS		
Net investment loss	$ (349,501)	$ (351,630)
Net realized gain (loss) on:		
Investment securities	(94,284)	4,004,340
Short positions	(581,416)	(1,901,510)
Options purchased	10,194	-
Futures contracts	(56,159)	(340,065)
Net change in unrealized appreciation (depreciation) on investments,		
futures contracts, and securites and futures contracts sold short	(233,879)	984,236
Net increase (decrease) in net assets resulting from operations	(1,305,045)	2,395,371
CAPITAL SHARE TRANSACTIONS		
Shares sold		
Class A shares	11,483,632	10,010,096
Class C shares	5,000	570,329
Shares redeemed		
Class A shares	(12,895,870)	(14,993,376)
Class C shares	(477,241)	(424,874)
Redemption fee proceeds		
Class A shares	482	-
Class C shares	15	-
Net decrease in net assets from capital share transactions	(1,883,982)	(4,837,825)
Total Decrease in Net Assets	**(3,189,027)**	**(2,442,454)**
NET ASSETS		
Beginning of Year	11,968,939	14,411,393
End of Year*	$ **8,779,912**	$ **11,968,939**
* Includes accumulated undistributed net investment		
loss of:	$ -	$ (2,697)
CAPITAL SHARE TRANSACTIONS		
Class A shares:		
Shares sold	1,755,239	1,391,875
Shares redeemed	(1,844,173)	(2,121,719)
Net decrease	(88,934)	(729,844)
Class C shares:		
Shares sold	793	85,536
Shares redeemed	(76,152)	(65,424)
Net increase (decrease)	(75,359)	20,112

See notes to financial statements.

CHOICE MARKET NEUTRAL FUND

STATEMENTS OF CHANGES IN NET ASSETS

	For the Year Ended October 31, 2004	For the Period Ended October 31, 2003 (1)
OPERATIONS		
Net investment loss	$ (255,818)	$ (131,031)
Net realized gain (loss) on:		
Investment securities	(256,932)	431,271
Short positions	(455,300)	(501,778)
Futures contracts	(587)	(54,242)
Net change in unrealized appreciation (depreciation) on investments and securities sold short	(408,460)	323,327
Net increase (decrease) in net assets resulting from operations	(1,377,097)	67,547
CAPITAL SHARE TRANSACTIONS		
Shares sold		
Class A shares	7,012,706	10,809,599
Class C shares	942,441	2,352,086
Shares redeemed		
Class A shares	(14,062,400)	(1,724,757)
Class C shares	(1,890,283)	(5,133)
Redemption fee proceeds		
Class A shares	181	-
Class C shares	166	-
Net increase (decrease) in net assets from capital share transactions	(7,997,189)	11,431,795
Total Increase (Decrease) in Net Assets	**(9,374,286)**	**11,499,342**
NET ASSETS		
Beginning of Year	11,499,342	-
End of Year*	$ 2,125,056	$ 11,499,342
* Includes accumulated undistributed net investment income (loss) of:	$ -	$ -
(1) Commenced operations on March 31, 2003.		
CAPITAL SHARE TRANSACTIONS		
Class A shares:		
Shares sold	681,172	1,047,546
Shares redeemed	(1,429,613)	(164,907)
Net increase (decrease)	(748,441)	882,639
Class C shares:		
Shares sold	93,562	228,540
Shares redeemed	(201,664)	(492)
Net increase (decrease)	(108,102)	228,048

See notes to financial statements.

CHOICE FOCUS FUND CLASS A

FINANCIAL HIGHLIGHTS

	For the Years Ended October 31,				
	2004	2003	2002	2001	2000
PER SHARE OPERATING PERFORMANCE*					
Net Asset Value, Beginning of Year	**$ 4.65**	**$ 3.17**	**$ 5.52**	**$ 12.77**	**$ 10.00**
INCOME (LOSS) FROM INVESTMENT OPERATIONS					
Net investment loss	(0.08)	(0.21)	(0.17)	(0.15)	(0.02)
Net realized and unrealized gain (loss) on investments	(0.26)	1.69	(2.18)	(7.07)	2.80
Total Income (Loss) from Investment Operations	(0.34)	1.48	(2.35)	(7.22)	2.78
LESS DISTRIBUTIONS PAID					
From net realized gains on investments	-	-	-	(0.03)	(0.01)
Total Distributions Paid	-	-	-	(0.03)	(0.01)
Net Asset Value, End of Year	**$ 4.31**	**$ 4.65**	**$ 3.17**	**$ 5.52**	**$ 12.77**
Total Return (1)	**-7.31%**	**46.69%**	**-42.75%**	**-56.63%**	**27.81%**
SUPPLEMENTAL DATA AND RATIOS					
Net assets, end of year (000s)	$ 4,425	$ 4,120	$ 2,586	$ 10,911	$ 57,802
Ratio of expenses to average net assets, net of fees waived and paid indirectly	2.22%	3.05%	1.97%	1.88%	2.05%
Ratio of expenses to average net assets, before fees waived and paid indirectly	4.00%	3.78%	2.61%	1.88%	2.05%
Ratio of net investment loss to average net assets, net of fees waived and paid indirectly	-1.68%	-2.49%	-1.43%	-0.85%	-0.26%
Ratio of net investment loss to average net assets, before fees waived and paid indirectly	-3.46%	-3.22%	-2.07	-0.85%	-0.26%
Portfolio turnover rate	1524%	1066%	1454%	1239%	1603%

(1) The total return does not reflect the 5.50% front-end sales charge.

* Selected data for a share of capital stock outstanding throughout the period.

CHOICE FOCUS FUND CLASS C

FINANCIAL HIGHLIGHTS

	For the Period Ended October 31, 2004(1)
PER SHARE OPERATING PERFORMANCE*	
Net Asset Value, Beginning of Period	$ 5.11
INCOME (LOSS) FROM INVESTMENT OPERATIONS	
Net investment loss	(0.08)
Net realized and unrealized gain (loss) on investments	(0.72)
Total Loss from Investment Operations	(0.80)
LESS DISTRIBUTIONS PAID	
From net realized gains on investments	-
Total Distributions Paid	-
Net Asset Value, End of Period	$ 4.31
Total Return (2,3)	-15.65%
SUPPLEMENTAL DATA AND RATIOS	
Net assets, end of period	$ 11
Ratio of expenses to average net assets, net of fees waived and paid indirectly (4)	2.97%
Ratio of expenses to average net assets, before fees waived and paid indirectly (4)	4.75%
Ratio of net investment loss to average net assets, net of fees waived and paid indirectly (4)	-2.43%
Ratio of net investment loss to average net assets, before fees waived and paid indirectly (4)	-4.21%
Portfolio turnover rate (2)	1524%

(1) Commenced operations on March 2, 2004.
(2) Not annualized for periods less than a full year.
(3) The total return does not reflect the 1.00% deferred sales charge.
(4) Annualized for periods less than a full year.

 * Selected data for a share of capital stock outstanding throughout the period.

CHOICE LONG-SHORT FUND CLASS A

FINANCIAL HIGHLIGHTS

	For the Year Ended October 31, 2004		For the Year Ended October 31, 2003		For the Year Ended October 31, 2002		For the Period Ended October 31, 2001 (1)
PER SHARE OPERATING PERFORMANCE*							
Net Asset Value, Beginning of Period	**$ 7.46**		**$ 6.22**		**$ 9.66**		**$ 10.00**
INCOME (LOSS) FROM INVESTMENT OPERATIONS							
Net investment loss	(0.25)		(0.16)		(0.35)		(0.08)
Net realized and unrealized gain (loss) on investments	(1.13)		1.40		(3.09)		(0.26)
Total Income (Loss) from Investment Operations	(1.38)		1.24		(3.44)		(0.34)
Net Asset Value, End of Period	**$ 6.08**		**$ 7.46**		**$ 6.22**		**$ 9.66**
Total Return (2,3)	**-18.50%**		**19.94%**		**-35.82%**		**-3.40%**
SUPPLEMENTAL DATA AND RATIOS							
Net assets, end of period (000s)	$ 8,559		$ 11,169		$ 13,845		$ 54,303
Ratio of expenses to average net assets, net of fees waived and paid indirectly (4)	4.27%	(5)	3.99%	(5)	3.16%	(5)	3.51%
Ratio of expenses to average net assets, before fees waived and paid indirectly (4)	5.07%	(5)	4.64%	(5)	3.62%	(5)	3.51%
Ratio of net investment loss to average net assets, net of fees waived and paid indirectly (4)	-3.68%		-2.39%		-2.21%		-1.14%
Ratio of net investment loss to average net assets, before fees waived and paid indirectly (4)	-4.48%		-3.04%		-2.67%		-1.14%
Portfolio turnover rate (2)	1863%		1383%		3882%		2469%

(1) Commenced operations on February 1, 2001.
(2) Not annualized for periods less than a full year.
(3) The total return does not reflect the 5.50% front-end sales charge.
(4) Annualized for periods less than a full year.
(5) Excludes dividends on short sales. Including dividends on short sales, the ratio of expenses to average net assets, net of fees waived and paid indirectly and before fees waived and paid indirectly would be 4.34% and 5.14%, 4.14% and 4.79%, 3.34% and 3.80%, for the Class A shares for the year ended October 31, 2004, October 31, 2003 and October 31, 2002, respectively.
* Selected data for a share of capital stock outstanding throughout the period.

CHOICE LONG-SHORT FUND CLASS C

FINANCIAL HIGHLIGHTS

	For the Year Ended October 31, 2004	For the Year Ended October 31, 2003	For the Year Ended October 31, 2002	For the Period Ended October 31, 2001 (1)
PER SHARE OPERATING PERFORMANCE*				
Net Asset Value, Beginning of Period	**$ 6.98**	**$ 6.00**	**$ 9.53**	**$ 10.00**
INCOME (LOSS) FROM INVESTMENT OPERATIONS				
Net investment loss	(0.58)	(0.38)	(0.77)	(0.12)
Net realized and unrealized gain (loss) on investments	(0.76)	1.36	(2.76)	(0.35)
Total Income (Loss) from Investment Operations	(1.34)	0.98	(3.53)	(0.47)
Net Asset Value, End of Period	**$ 5.64**	**$ 6.98**	**$ 6.00**	**$ 9.53**
Total Return (2,3)	**-19.20%**	**16.33%**	**-37.25%**	**-4.70%**
SUPPLEMENTAL DATA AND RATIOS				
Net assets, end of period (000s)	$ 221	$ 800	$ 567	$ 2,614
Ratio of expenses to average net assets, net of fees waived and paid indirectly (4)	5.21% (5)	7.25% (5)	5.02% (5)	4.70%
Ratio of expenses to average net assets, before fees waived and paid indirectly (4)	6.32% (5)	7.90% (5)	5.40% (5)	4.70%
Ratio of net investment loss to average net assets, net of fees waived and paid indirectly (4)	-4.63%	-5.78%	-4.11%	-2.31%
Ratio of net investment loss to average net assets, before fees waived and paid indirectly (4)	-5.74%	-6.43%	-4.49%	-2.31%
Portfolio turnover rate (2)	1863%	1383%	3882%	2469%

(1) Commenced operations on February 1, 2001.
(2) Not annualized for periods less than a full year.
(3) The total return does not reflect the 1.00% deferred sales charge.
(4) Annualized for periods less than a full year.
(5) Excludes dividends on short sales. Including dividends on short sales, the ratio of expenses to average net assets net of fees waived and and paid indirectly and before fees waived and paid indirectly would be 5.26% and 6.37%, 7.41% and 8.06%, 5.16% and 5.54% for the Class C shares for the year ended October 31, 2004, October 31, 2003 and October 31, 2002, respectively.
* Selected data for a share of capital stock outstanding throughout the period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Class A Shares		Class C Shares	
	For the Year Ended October 31, 2004	For the Period Ended October 31, 2003 (1)	For the Year Ended October 31, 2004	For the Period Ended October 31, 2003 (1)
PER SHARE OPERATING PERFORMANCE*				
Net Asset Value, Beginning of Period	$ 10.36	$ 10.00	$ 10.31	$ 10.00
INCOME (LOSS) FROM INVESTMENT OPERATIONS				
Net investment loss	(0.16)	(0.17)	(0.17)	(0.24)
Net realized and unrealized gain (loss) on investments	(1.77)	0.53	(1.85)	0.55
Total Income (Loss) from Investment Operations	(1.93)	0.36	(2.02)	0.31
Net Asset Value, End of Period	$ 8.43	$ 10.36	$ 8.29	$ 10.31
Total Return (2,3)	-18.63%	3.60%	-19.59%	3.10%
SUPPLEMENTAL DATA AND RATIOS				
Net assets, end of period (000s)	$ 1,131	$ 9,147	$ 994	$ 2,352
Ratio of expenses to average net assets, net of fees waived and paid indirectly (4)	3.40% (5)	3.40% (5)	4.50% (6)	4.50% (6)
Ratio of expenses to average net assets, before fees waived and paid indirectly (4)	4.27% (5)	4.70% (5)	5.62% (6)	5.82% (6)
Ratio of net investment loss to average net assets, net of fees waived and paid indirectly (4)	-2.93%	-2.84%	-3.97%	-3.94%
Ratio of net investment loss to average net assets, before fees waived and paid indirectly (4)	-3.79%	-4.12%	-5.09%	-5.24%
Portfolio turnover rate (2)	1635%	1175%	1635%	1175%

(1) Commenced operations on March 31, 2003.

(2) Not annualized for periods less than a full year.

(3) The total return does not reflect the 5.50% front end sales charge and 1.00% deferred sales charge on Class A and Class C shares, respectively.

(4) Annualized for periods less than a full year.

(5) Excludes dividends on short sales. Including dividends on short sales, the ratio of expenses to average net assets, net of fees waived and paid indirectly and before fees waived and paid indirectly would be 3.66% and 4.53%, 3.59% and 4.88%, for the Class A shares for the periods ended October 31, 2004 and October 31, 2003, respectively.

(6) Excludes dividends on short sales. Including dividends on short sales, the ratio of expenses to average net assets net of fees waived and paid indirectly and before fees waived and paid indirectly would be 4.83% and 5.95%, 4.70% and 6.00%, for the Class C shares for the periods ended October 31, 2004 and October 31, 2003, respectively.

* Selected data for a share of capital stock outstanding throughout the period.

See notes to financial statements.

(1) **Organization**

Choice Funds (the "Trust") was established on July 16, 1999 as a Delaware Statutory Trust and is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company issuing its shares in series, each series representing a distinct portfolio with its own investment objectives and policies. The Focus Fund, Long-Short Fund and Market Neutral Fund (each a "Fund" and collectively, the "Funds") are separate investment portfolios of the Trust. The Focus Fund is a non-diversified fund that seeks capital appreciation by normally investing in a core position of 20-30 common stocks. The Long-Short Fund is a non-diversified fund that seeks to achieve long-term growth of capital in both rising and falling markets by investing in "long" stocks believed to be undervalued and selling "short" stocks believed to be overvalued. The Market Neutral Fund is a non-diversified fund that seeks to produce positive returns while remaining market neutral by investing actively long and short in a portfolio of equity securities. "Remaining market neutral" means the Market Neutral Fund will generally maintain a balance of long and short positions. The Funds offer two classes of shares (Class A and Class C). Class A shares are subject to a maximum sales charge of 5.50% and the Class C shares are subject to a maximum contingent deferred sales charge of 1.00% on redemptions of shares held less than one year. Each class of shares has equal rights to earnings and assets except that each class bears different distribution and shareholder servicing fees. Each class of shares has exclusive voting rights with respect to matters that affect just that class. Income, and realized and unrealized gains or losses on investments are allocated to each class of shares based on relative net assets.

(2) **Significant Accounting Policies**

The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of its financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.

(a) **Investment Valuation**

Securities (other than short-term instruments) for which market quotations are readily available are valued at the last sales price on the national securities exchange on which such securities are primarily traded. NASDAQ traded securities are valued using the NASDAQ Official Closing Price (NOCP). Securities for which there were no sales on a given day or securities not listed on a national securities exchange are valued at the most recent bid prices. Securities maturing within 60 days when purchased are valued by the amortized cost method which approximates fair value. Any securities for which market quotations are not readily available are valued at their fair value pursuant to guidelines established by the Board of Trustees.

(b) **Expenses**

The Funds are charged for those expenses that are directly attributable to each Fund, such as advisory and custodian fees. Expenses that are not directly attributable to a Fund are typically allocated among the Funds in proportion to their average net assets. Certain Fund expenses may be reduced by brokerage credits which are shown as Expenses Paid Indirectly in the Statements of Operations. Brokerage credits are generated when a Fund directs portfolio trades to certain brokers.

(c) **Short Positions**

When a Fund sells a security short, an amount equal to the sales proceeds is included in the Statement of Assets and Liabilities as an asset and an equal amount as a liability. The amount of the liability is subsequently marked-to-market to reflect the current value of the security sold short. A gain, limited to the price at which the Fund sold the security short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. The Fund is liable for any dividends paid on securities sold short. Dividends on short sales are included as Dividends on Short Positions on the Statements of Operations. The Fund maintains assets consisting of cash or liquid securities at least equal in amount to the liability created by the short sale. These assets are adjusted to reflect changes in the value of the securities sold short.

(d) **Futures Contracts**

Each Fund may purchase and sell stock index futures contracts. Upon entering into a contract, the Fund deposits and maintains as collateral such initial margin as required by the exchange on which the transaction is effected. Pursuant to the contract, the Fund agrees to receive from or pay to the futures commission merchant an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts of payments are known as variation margin and are recorded by the Fund as unrealized gains and losses. When the contract is closed, the Fund records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. As collateral for futures contracts, the Fund is required under the 1940 Act to maintain assets consisting of cash or liquid securities. This collateral must equal to a certain percentage of the contract amount (initial margin deposit). All collateral is required to be adjusted daily. The risks inherent in the use of futures contracts include: 1) adverse changes in the value of such instruments; 2) imperfect correlation between the price of the futures contracts and movements in the price of the underlying securities or futures contracts; 3) the possible absence of a liquid secondary market for any particular instrument at any time; 4) the possible need to defer closing out certain positions to avoid adverse tax consequences; and 5) the possible nonperformance by the counterparty under the terms of the contract.

(e) **Option Transactions**

For hedging purposes, the Funds may buy or sell put or call options, write covered put or call options on portfolio securities and write over-the-counter options where the completion of the obligation is independent upon the credit standing of another party. The risk in writing a call option is that a Fund may incur a loss if the market price of the security decreases and the option is exercised. The risk in buying an option is that the Fund pays a premium whether or not the option is exercised. A Fund also has the additional risk of not being able to enter into a closing transaction if a liquid secondary market does not exist.

Option contracts are valued daily and unrealized appreciation or depreciation is recorded. A Fund will realize a gain or loss upon expiration or closing of the option transaction. When an option is exercised, the proceeds on sales for a written call option, the purchase cost for a written put option, or the cost of a security for a purchased put or call option is adjusted by the amount of premium received or paid.

(f) **Federal Income and Excise Taxes**

No federal income tax provision has been made since the Funds intend to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all investment company taxable income and net capital gains to shareholders in a manner which results in no tax cost to the Funds.

(g) **Dividends and Distributions to Shareholders**

Dividends from net investment income and distributions of net realized gains, if any, will be declared and paid at least annually. Distributions to shareholders are recorded on the ex-dividend date. The character of distributions made during the year from net investment income or net realized gain may differ from the characterization for federal income tax purposes due to differences in the recognition of income, expense and gain items for financial statement and tax purposes. Where appropriate, reclassifications between net asset accounts are made for such differences that are permanent in nature.

(h) **Other**

Investment transactions are accounted for on the trade date. The Funds determine the gain or loss realized from investment transactions by comparing the original cost of the security lot sold with the net sale proceeds. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

(3) **Investment Adviser and Transactions with Affiliates**

The Funds have an agreement with Choice Investment Management, LLC (the "Adviser"), with whom certain officers and trustees of the Funds are affiliated, to furnish investment advisory services to the Funds. Under the terms of this agreement, the Funds will pay the Adviser a monthly fee at the annual rate of 1.00%, 2.50% and 1.65% of the Fund's average daily net assets for the Focus Fund, Long-Short Fund and Market Neutral Fund, respectively. For the year ended October 31, 2004, the Adviser received advisory fees of $53,630, $234,214 and $132,291 for the Focus Fund, Long-Short Fund and Market Neutral Fund, respectively. The Adviser agreed to contractually waive its management fee and/or reimburse the Funds' operating expenses (exclusive of brokerage commissions, dividends on securities sold short, interest on borrowings, taxes and extraordinary expenses) to ensure that the Funds' operating expenses do not exceed 2.50%, 3.25%, 3.40% and 4.50% of the Fund's average daily net assets for the Focus Fund Class A, Focus Fund Class C, Market Neutral Fund Class A and Market Neutral Fund Class C, respectively, through October 31, 2004. On April 15, 2004, The

Adviser extended such contractual waivers and reimbursements through October 31, 2004, and limited operating expenses to 4.00% and 4.65% for the Long-Short Fund Class A and Class C, respectively. The Adviser is entitled to recoup from the Funds amounts waived or reimbursed for a period of up to three years from the date such amounts were waived or reimbursed, provided the Funds' expenses, including such recouped amounts, do not exceed the stated expense limitations. At October 31, 2004, amounts that are subject to potential recoupment are as follows:

Recoverable Through	Focus Fund	Long-Short Fund	Market Neutral Fund
October 31, 2006	$ 35,545	$ 54,842	$ 60,236
October 31, 2007	$ 80,226	$ 56,588	$ 74,230

During the year ended October 31, 2004, the Focus Fund, Long-Short Fund and Market Neutral Fund paid $128,428, $279,870, and $401,199 in brokerage commissions, respectively, to CIM Securities, LLC ("CIM") an affiliate of the Adviser, on the purchase and sale of portfolio securities.

(4)   **Distribution Plan**

CIM, an affiliate of the Adviser, is the distributor of the Funds' shares. The Funds have adopted a Distribution Plan (the "Plan") pursuant to Rule 12b-1 under the 1940 Act. The Plan authorizes payments by the Funds in connection with the distribution of its shares and certain shareholder and related services at an annual rate, as determined from time to time by the Board of Trustees. Under this Plan, the Class A shares and Class C shares of the Focus Fund pay up to 0.25% and 0.75% of each class's average daily net assets, respectively, for distribution services. The Class A shares and Class C shares of the Long-Short Fund and Market Neutral Fund pay up to 0.35% and 0.75% of each class's average daily net assets, respectively, for distribution services. The Class C shares pay up to 0.25% of each Fund's average daily net assets for shareholder related activities. For the year ended October 31, 2004 the Funds incurred 12b-1 fees of $13,407, $30,870, $5,484, $20,778, and $20,811 for the Focus Fund Class A shares, Long-Short Fund Class A shares, Long-Short Fund Class C shares, Market Neutral Fund Class A shares and Market Neutral Fund Class C shares, respectively. For the year ended October 31, 2004 CIM waived 12b-1 fees of $17,695 and $2,305 for the Long-Short Fund Class A shares and Long-Short Fund Class C shares, respectively.

(5)   **Investment Transactions**

The aggregate purchases and sales of securities, excluding short-term investments, for the Funds for the year ended October 31, 2004 were as follows:

	Focus Fund	Long-Short Fund	Market Neutral Fund
Purchases	$ 48,760,078	$ 79,316,402	$ 95,601,007
Sales	$ 49,466,648	$ 80,422,472	$ 98,521,971

(6)   **Federal Income Tax Information**

At October 31, 2004, the cost of securities on a tax basis and gross unrealized appreciation (depreciation) on investments for federal income tax purposes were as follows:

	Focus Fund	Long-Short Fund	Market Neutral Fund
Cost of Investments	$ 4,962,352	$ 8,920,245	$ 952,219
Gross Unrealized Appreciation	$ 65,508	$ 173,911	$ 27,419
Gross Unrealized (Depreciation)	(171,325)	(33,156)	(125,688)
Net Unrealized Appreciation (Depreciation) on Investments	$ (105,817)	$ 140,755	$ (98,269)

The difference between cost amounts for financial statement and federal income tax purposes is due primarily to timing differences attributable to: deferral of losses on wash sales and the realization for tax purposes of unrealized gains/(losses) on certain derivative instruments.

As of October 31, 2004, the components of accumulated earnings (deficit) on a tax basis were as follows:

	Focus Fund	Long-Short Fund	Market Neutral Fund
Undistributed ordinary Income (loss)	$ -	$ -	$ -
Net realized capital losses	(35,034)	(715,630)	(699,683)
Net Unrealized Appreciation (Depreciation)	(105,817)	140,755	(98,269)
Total Accumulated Deficit	$ (140,851)	$ (574,875)	$ (797,952)

Federal income tax capital loss carry forwards for the Focus Fund expire as follows: $20,645,351 in 2009, $6,017,459 in 2010 and $85,225 in 2012. Federal income tax capital loss carry forwards for the Long-Short Fund expire as follows: $10,097,960 in 2010 and $1,060,186 in 2012. Federal income tax capital loss carry forwards for the Market Neutral Fund expire as follows: $75,079 in 2011 and $749,353 in 2012. To the extent future gains are offset by capital loss carry forwards, such gains will not be distributed.

(7) **Control Ownership**

The beneficial ownership, either directly or indirectly, of more than 25% of the voting securities of a Fund creates presumption of control of the Fund, under Section 2(a)9 of the Investment Company Act of 1940. As of October 31, 2004, McDonald Investment, Inc. held for the benefit of others, in aggregate, approximately 60% of the Focus Fund Class A. As of October 31, 2004, Patrick Adams, an officer of the Fund and President of the Adviser of the Fund, held 100% of the Focus Fund Class C shares. As of October 31, 2004, FTC & Co. held for the benefit of others, in aggregate, approximately 62% of the Long-Short Fund Class A. As of October 31, 2004, National Financial Service Corp. ("NFSC") held for the benefit of others, in aggregate, approximately 69% of the Long-Short Fund Class C. As of October 31, 2004, NFSC held for the benefit of others, in aggregate, approximately 35% of the Market Neutral Class C.

(8) **Change In Independent Accountants**

On February 6, 2004, McCurdy & Associates CPA's, Inc. ("McCurdy") notified the Fund of its intention to resign as the Fund's independent auditors upon selection of replacement auditors.

On September 20, 2004, the Fund's Audit Committee and Board of Trustees selected Cohen McCurdy ("Cohen") to replace McCurdy as the Fund's auditors for the fiscal year ending October 31, 2004, to be effective upon the resignation of McCurdy.

On September 27, 2004, upon receipt of notice that Cohen was selected as the Fund's auditor, McCurdy, whose audit practice was acquired by Cohen, resigned as independent auditors to the Funds. McCurdy's report on the Funds' financial statement as of November 4, 2003 contained no adverse opinion or disclaimer of opinion nor was it qualified or modified as to uncertainty, audit scope or accounting principles. During the period of November 4, 2003 through the date of engagement of Cohen, there were no disagreements with McCurdy on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of McCurdy would have caused the Adviser to make reference to the subject matter of the disagreements in connection with its reports on the Fund's financial statements for such periods.

Neither the Funds nor anyone on its behalf consulted with Cohen on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Funds' financial statements as a result of such consultations or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(v) of item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of said Item 304).

<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To The Shareholders and
Board of Trustees
The Choice Funds

We have audited the accompanying statement of assets and liabilities of Choice Focus Fund, Choice Long-Short Fund, and Choice Market Neutral Fund, including the schedule of investments as of October 31, 2004 and the related statements of operations for the year then ended, changes in net assets, and the financial highlights for the year then ended. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The statement of changes in net assets for the year ended October 21, 2003 and the financial highlights for the periods indicated prior to October 31, 2004 were audited by McCurdy and Associates CPA's Inc., whose audit practice was acquired by Cohen McCurdy, Ltd. McCurdy & Associates CPA's Inc. expressed unqualified opinions on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments and cash held as of October 31, 2004 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Choice Focus Fund, Choice Long-Short Fund, and Choice Market Neutral Fund as of October 31, 2004, the results of its operations, the changes in its net assets, and the financial highlights the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Cohen McCurdy, Ltd.
Westlake, Ohio
December 20, 2004

CHOICE FUNDS SUPPLEMENTAL INFORMATION *(unaudited)*

Shareholders of funds will pay ongoing expenses, such as advisory fees, distribution and services fees (12b-1 fees), and other fund expenses. The following examples are intended to help the shareholder understand the ongoing cost (in dollars) of investing in a fund and to compare these costs with the ongoing costs of investing in other mutual funds. Please note, the expenses shown in the tables are meant to highlight ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), or contingent deferred sales charges (CDSCs) on redemptions.

This example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period from May 1, 2004 through October 31, 2004.

Actual Expenses: The first table provides information about actual account values and actual expenses. The shareholder may use the information in this line, together with the amount invested, to estimate the expenses that paid over the period. Simply divide account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number under the heading entitled "Expenses Paid" to estimate the expenses paid on the account during the period.

	Beginning Account Value 3/1/2004	Ending Account Value 8/31/2004	Expense Paid 3/1/2004-8/31/2004*	Expense Ratio [Annualized]
Actual Expenses – Table 1:				
Focus Fund Class A	$1,000.00	$934.93	$10.83	2.22%
Focus Fund Class C	1,000.00	934.93	14.48	2.97
Long-Short Fund Class A	1,000.00	906.11	20.51	4.27
Long-Short Fund Class C	1,000.00	902.40	24.98	5.21
Market Neutral Fund Class A	1,000.00	890.18	16.20	3.40
Market Neutral Fund Class C	1,000.00	884.74	20.28	4.27

Hypothetical Examples for Comparison Purposes: The second table below provides information about hypothetical account values and hypothetical expenses based on the fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses paid for the period. This information may be used to compare the ongoing costs of investing in the fund and other mutual funds. To do so, a shareholder would compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other mutual funds.

	Beginning Account Value 3/1/2004	Ending Account Value 8/31/2004	Expense Paid 3/1/2004-8/31/2004*	Expense Ratio [Annualized]
Hypothetical [5% Return Before Expenses] – Table 2:				
Focus Fund Class A	$1,000.00	$1,014.01	$11.27	2.22%
Focus Fund Class C	1,000.00	1,010.23	15.05	2.97
Long-Short Fund Class A	1,000.00	1,003.68	21.57	4.27
Long-Short Fund Class C	1,000.00	998.94	26.25	5.21
Market Neutral Fund Class A	1,000.00	1,008.07	17.21	3.40
Market Neutral Fund Class C	1,000.00	1,003.68	21.57	4.27

* Expenses are equal to the Portfolio's annualized expense ratio, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the days in reporting period).

CHOICE FUNDS TRUSTEES AND OFFICERS *(unaudited)*

Interested Trustee Name, Address and Age	Patrick S. Adams* 5299 DTC Boulevard, Greenwood Village, Colorado 80111 Age: 44
Position(s) Held with Fund	President, CEO, Trustee, Chairman
Term of Office and Length of Time Served	Indefinite, until successor elected. Served as President/Trustee since 1999
Principal Occupation(s) During Past 5 Years	President and Director, Choice Investment Management, LLC, since August, 1999. Senior Vice President to Berger Associates, Executive Vice President and Portfolio Manager of the Berger 100 Fund, President and Portfolio Manager of the Berger IPT-100 Fund, President and co-Portfolio Manager of the Berger IPT-Growth and Income Fund and Executive Vice President and co-Portfolio Manager of the Berger Growth and Income Fund since February 1997. President and co-Portfolio Manager of the Berger Balanced Fund from August 1997, and President and Portfolio Manager of the Berger Select Fund from December 31, 1997 until April 1999. Senior Vice President from June 1996 to January 1997 with Zurich Kemper Investments (mutual fund). Portfolio Manager from March 1993 to May 1996 with Founders Asset Management, Inc.
Number of Funds in Complex Overseen by Trustee	3
Other Directorships Held by Trustee	None

Independent Trustee Name, Address and Age	William H. Young 5299 DTC Boulevard, Greenwood Village, Colorado 80111 Age: 54
Position(s) Held with Fund	Trustee (Independent)
Term of Office and Length of Time Served	Indefinite, until successor elected Served as Trustee since 2003
Principal Occupation(s) During Past 5 Years	Independent Consultant for Financial Services 1996 to present. Consultant-Interim CEO Unified Fund Services, a mutual fund service provider, March 2003 to present. Advisory Board Academy of Financial Services/Precision Marketing, January 1999 to present. Independent trustee Quintara Funds, Open End Mutual Funds, January 2002 through April 2003. Chairman & President, National Investment Service Association, Not for Profit, (NICSA), January 1995 through June 1997.
Number of Funds in Complex Overseen by Trustee	3
Other Directorships Held by Trustee	None

CHOICE FUNDS TRUSTEES AND OFFICERS *(unaudited) (continued)*

Independent Trustee Name, Address and Age	Dr. Richard A. Hathaway 5299 DTC Boulevard, Greenwood Village, Colorado 80111 Age: 43
Position(s) Held with Fund	Trustee (Independent)
Term of Office and Length of Time Served	Indefinite, until successor elected Served as Trustee since 1999
Principal Occupation(s) During Past 5 Years	Physician with Colorado Permanente since 1992. Dr. Hathaway is a Board certified orthopedic surgeon.
Number of Funds in Complex Overseen by Trustee	3
Other Directorships Held by Trustee	None

Interested Trustee Name, Address and Age	Sharon E. Adams** 5299 DTC Boulevard, Greenwood Village, Colorado 80111 Age: 41
Position(s) Held with Fund	Secretary
Term of Office and Length of Time Served	Indefinite, until successor elected Served as Secretary since 1999
Principal Occupation(s) During Past 5 Years	Vice President of Choice Investment Management, LLC since August 1999. Full-time homemaker from 1993 until August 1999. Account executive – outside sales for Sprint from 1990 to 1993. Sales manager for Allnet Communications from 1989 to 1990.

*Serves as officer of Choice Investment Management, LLC, the Adviser.
**Sharon E. Adams is the spouse of Patrick S. Adams.

Additional information about the trustees is available in the Statement of Additional Information and is available, without charge, upon request by calling (800) 392-7107.



A Choice for all Seasons

How to Obtain Proxy Voting Information

Information regarding how the Funds voted proxies relating to portfolio securities during the period ended June 30, 2004 as well as a description of the policies and procedures that the Funds use to determine how to vote proxies is available without charge, upon request, by calling 1-800-392-7107 or by referring to the Security and Exchange Commission's ("SEC") website at http://www.sec.gov.

How to Obtain 1st and 3rd Fiscal Quarter Portfolio Holdings

Each Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. Beginning in July 31, 2004, the Trust's Form N-Q will be available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC (1-800-SEC-0330). The information on Form N-Q is available without charge, upon request, by calling 1-800-392-7107.

Choice

Choice Funds • 5299 DTC Blvd • Suite 1150 • Greenwood Village • CO 80111 • 1-800-392-7107
www.choicefunds.net